April 28, 2014

Via Edgar Correspondence

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Spindle, Inc.
Registration Statement on Form 10-12G
Filed February 25, 2014
File No. 000-55151

Dear Ms. Ransom:

This letter is in response to the comments contained in the Staff’s letter to Spindle, Inc. (the “Company”), dated March 6, 2014 (the “Staff’s Letter”), concerning the Company’s Registration Statement on Form S-1 (File No. 000-55151), including all amendments  thereto (the “Registration Statement”) filed with the Securities and Exchange Commission. We have filed an amendment to the Registration Statement (the “Amendment”) concurrently with this letter incorporating and/or responding to the requested changes.

Item 1A. Risk Factor, page 7

1.

We note that your stock price has experienced volatility relative to other reporting companies in your industry. Please include a risk factor disclosing the volatility.

RESPONSE

In response to the Staff’s comment, the Company has included an additional risk factor.  Please see page 13 of the Amendment.

Item 13. Financial Statements, page 34

2.

Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management’s Discussion & Analysis as well.

RESPONSE

The Company has updated its financial statements accordingly.  In addition, the Company has also included the audited financial statements of Y Dissolutions, Inc. in accordance with Rule 8-04 of Regulation S-X.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Sincerely,

Spindle, Inc.

By: /s/ William Clark

William Clark

Chief Executive Officer